AB
3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15047561

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., DC
201

SEC FILE NUMBER
8-51548

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quarton Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park St., Suite 480
(No. and Street)

Birmingham (City) MI (State) 48009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andre Augier 248-594-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway, (Address) Roseville (City) MI (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/15

OATH OR AFFIRMATION

I, Andre Augier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quarton Securities, L.P., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

SANDRA A BOMMARITO
Notary Public - Michigan
Macomb County
My Commission Expires Aug 7, 2016
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUARTON SECURITIES, L.P.

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2014

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

QUARTON SECURITIES, L.P.
TABLE OF CONTENTS
December 31, 2014

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Partner of Quarton Securities, L.P.
Birmingham, Michigan

We have audited the accompanying financial statements of Quarton Securities, L.P., a Texas limited partnership, which comprise the balance sheet as of December 31, 2014, and the related statement of operations, changes in partner's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Quarton Securities, L.P.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quarton Securities, L.P. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 8 to 14, has been subjected to audit procedures performed in conjunction with the audit of Quarton Securities, L.P.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 25, 2015

QUARTON SECURITIES, L.P.
BALANCE SHEET
December 31, 2014

			2014
ASSETS			
Cash		$	24,305
Prepaid expenses			3,046
	Total Assets		27,351
LIABILITIES AND PARTNER'S CAPITAL			
Liabilities:			
Accounts payable		$	158
Partner's capital			27,193
	Total Liabilities and Partners' Capital	$	27,351

See accompanying notes

QUARTON SECURITIES, L.P.
STATEMENT OF OPERATIONS
For the year ended December 31, 2014

	2014
REVENUES:	
Other revenue	$ 1,238
EXPENSES:	
Regulatory fees	7,169
General and administrative expenses	6,997
Total expenses	14,166
NET LOSS	$ (12,928)

See accompanying notes

QUARTON SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNER'S CAPITAL
For the year ended December 31, 2014

		Amount
Balance, December 31, 2013	$	11,577
Net income (loss)		(12,928)
Partner contributions		28,544
Balance, December 31, 2014	$	27,193

See accompanying notes

QUARTON SECURITIES, L.P.
STATEMENT OF CASH FLOWS
For the Year ended December 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES:	
Other revenue	$ 1,238
Regulatory fees paid	(7,847)
General and administrative expenses	(6,839)
Net cash used by operating activities	(13,448)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Partner capital contributions	28,544
NET INCREASE (DECREASE) IN CASH	15,096
CASH - BEGINNING OF YEAR	9,209
CASH - END OF YEAR	$ 24,305

Reconciliation of net income to net cash provided by operating activities:	
Net loss	$ (12,928)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Prepaid expenses	(678)
Increase (decrease) in:	
Accounts payable	158
Net cash provided by operating activities	$ (13,448)

See accompanying notes

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Quarton Securities. L.P. , formerly HFBE Capital, LP, is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company provides corporate finance advisory services to public and privately held companies.

On March 28, 2014, Quarton Partners, LLC, the Parent Company, purchased the limited partnership interests of HFBE Capital, L.P. and HFBE Capital G.P. and changed the names to Quarton Securities, L.P. and Quarton Securities G.P., respectively.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Federal Income Taxes

For federal income tax purposes the Company is classified as a partnership. As such, their income is taxed to the partners on their respective returns.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2015, which is the same date the financial statements were available to be issued.

Note 2 – TRANSACTIONS WITH PARENT COMPANY

The Company and Quarton Partners, LLC, the Parent Company, operate under a facilities and services agreement whereby the Parent Company is responsible for all operating and overhead expenses, based on the Parent maintaining adequate resources independent of the Company to pay any costs incurred. The Company is not obligated to repay the Parent for any amounts paid pursuant to the agreement.

Note 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2014, the Company's net capital was $24,146 and its required net capital was $5,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.007 to 1.

SUPPLEMENTARY INFORMATION

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 27,193
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(3,047)
Net capital	$ 24,146
Net capital requirement	5,000
Excess net capital	$ 19,305
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities	$ 158
Percentage of aggregate indebtedness to net capital	0.7%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2014.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATONRELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

The Company is exempt from SEC Rule 15c3-3 under section (k)(2)(i), and therefore, has not presented the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements.

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Partner of Quarton Securities, L.P.
Birmingham, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the December 31, 2014, which were agreed to by Quarton Securities, L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Quarton Securities, L.P.'s compliance with the applicable instructions of the Form SIPC-7. Quarton Securities, L.P.'s management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments (if applicable) in Form SIPC-7 with respective cash disbursement records entries. No payments were made for the year ended December 31, 2014.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014. noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (if applicable) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 25, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the Instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2533*********************MIXED AADC 220
051548 FINRA DEC
QUARTON SECURITIES LP
300 PARK ST STE 480
BIRMINGHAM MI 48009-3422

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Allison Hoover - (248) 594-0408

2. A. General Assessment (item 2e from page 2) $ **$0.00**

B. Less payment made with SIPC-6 filed (exclude interest) (**$0.00**)

____
Date Paid

C. Less prior overpayment applied (**$0.00**)

D. Assessment balance due or (overpayment) **$0.00**

E. Interest computed on late payment (see instruction E) for______days at 20% per annum **$0.00**

F. Total assessment balance and interest due (or overpayment carried forward) $ **$0.00**

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $_______________

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quarton Securities, LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of February, 2015.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,238

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

FINRA Rebate **$1,238**

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions **$1,238**

2d. SIPC Net Operating Revenues $ **$0.00**

2e. General Assessment @ .0025 $ **$0.00**

(to page 1, line 2.A.)

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Partner of Quarton Securities, L.P.
Birmingham, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report prepared pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which Quarton Securities, L.P. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Quarton Securities, L.P. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(i) (the "exemption provisions") and Quarton Securities, L.P. stated that they met the identified exemption provisions from the period June 1, 2014 (inception) through December 31, 2014 without exception. Quarton Securities, L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quarton Securities, L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 25, 2015

QUARTON SECURITIES, LP

300 Park Street • Suite 480 • Birmingham, MI 48009
248-594-0400 • Fax: 248-594-0401

Quarton Securities, LP
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2014

Quarton Securities Exemption Report

The following statements are made to the best knowledge and belief of Andre Augier as Chairman and CEO of Quarton Securities, LP:

I, Andre Augier, as the Chairman and CEO of Quarton Securities, LP, am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(i) "special account for the Exclusive Benefit of customers" maintained.

The Company met the identified exemption provisions for the fiscal year ended December 31, 2014 without exception.

I, Andre Augier, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

[signature]	CEO	2/25/15
Signature	Title	Date